Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Operation
Endurance Specialty Insurance Ltd.	Bermuda
Endurance U.S. Holding Corp.	United States
Endurance Reinsurance Corporation of America	United States
Endurance Worldwide Holdings Limited	United Kingdom
Endurance Worldwide Insurance Limited	United Kingdom